UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 1-15032

Enodis plc
(Registrant’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note:

On February 15th, 2005, Enodis plc released an announcement regarding its financial results for the 13 weeks ended January 1, 2005. The text of that announcement follows, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Immediately following the text of the announcement referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 13 weeks ended January 1, 2005.

****************************************************

15 February 2005

ENODIS PLC

Results for the 13 weeks ended 1 January 2005 (Q105)

Accelerated growth in Food Service Equipment

£m (except EPS)
	Q105	Q104

Group turnover	149.4	148.3
Like-for-like* Food Equipment turnover	149.4	138.6

Operating profit (Q105 includes £5.2m of exceptional restructuring costs)	0.9	5.8
Adjusted operating profit**	9.0	9.0
Like-for-like* Food Equipment operating profit	11.4	11.2

Profit/(loss) before tax	(1.9)	2.1
Adjusted profit before tax***	6.2	4.4

Basic earnings/(loss) per share (pence)	(0.7)	0.3
Adjusted diluted earnings per share (pence)***	1.3	0.9

Net debt	98.7	130.4

Highlights

•	Like-for-like Food Equipment turnover up 8% with Food Service Equipment - North America up 12%

•	Like-for-like Food Service Equipment operating profit up £1.0m (10%); like-for-like Food Retail Equipment operating profit down £0.8m

•	Q105 adjusted profit before tax up 41% to £6.2m reflecting substantially reduced interest costs

•	European restructuring on track - exceptional charges of £5.2m, in line with expectations, bringing operating profit down to £0.9m (Q104: £5.8m)

•	Sale of Vent Master businesses announced

*	Prior year turnover and adjusted operating profit adjusted for foreign exchange to reflect the results on a consistent currency basis (see Other unaudited financial information in the attached financial statements for details).
**	Before operating exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details).
***	Before all exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details). EPS additionally adjusted for the effect of deferred tax (where relevant).

The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

Dave McCulloch, Chief Executive Officer, said:
“Our North American Food Service Equipment businesses continued to perform strongly and with substantially reduced interest payments, the Group increased adjusted profit before tax by 41% over last year.

“Our European restructuring is well underway and, combined with the sale of Vent Master, we expect to see improved European margins in the future.

“Overall, for the full year ending 1 October 2005, we expect to continue to make steady progress and we remain on track to meet our expectations for FY05.”

For further enquiries:

Dave McCulloch	Chief Executive Officer	+44 20 7304 6006
Dave Wrench	Chief Financial Officer	+44 20 7304 6006
Andrew Lorenz	Financial Dynamics	+44 20 7269 7291

A conference call for equity investors, analysts and bondholders will be held today at 9.00am (GMT). The format of this call will be a brief resumé of the quarterly results and a Q&A session. For details, please contact Elaine Holder at Financial Dynamics on +44 (0) 20 7269 7121, or Tina Mularski at Enodis on +44 (0) 20 7304 6006.

SEC Filings

Enodis plc has a secondary listing on the New York Stock Exchange (Ticker symbol: ENO) and furnishes reports with the Securities and Exchange Commission (SEC) in the US. These reports contain additional information that is not included in this press release. Copies of the reports are available on the SEC website at www.sec.gov.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including unfavorable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; our ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against us; our ability to recognize deferred tax assets; and other risks related to our U.S., U.K. and foreign operations. A more complete description of our risk factors is included under "Risk Factors" in our Annual Report on Form 20-F which was filed with the SEC during December 2004.

CHIEF EXECUTIVE OFFICER’S REVIEW

Overview

Group turnover in Q105 was £149.4m (Q104: £148.3m) as the benefit of an 8% increase in like-for-like Food Equipment turnover was largely offset by the impact of the translation effect of the weaker US dollar. Like-for-like Food Service Equipment - North America turnover was up 12%.

Q105 adjusted operating profit was comparable to the corresponding prior period at £9.0m. Like-for-like Food Service Equipment operating profit increased by £1.0m (10%). However Food Retail Equipment like-for-like operating profit fell by £0.8m compared to Q104. These together with a £0.5m reduction in property losses offset the translation effect of the weaker US dollar.

Adjusted profit before tax increased by £1.8m (41%) to £6.2m as the result of substantially lower interest charges.

Operating exceptional charges in the period were £5.2m arising from the European restructuring programme which we announced and initiated in November 2004. We expect the full year costs of the programme to be in line with plan at approximately £6.5m. We expect to see early benefits of the programme during the current year with the full year savings of approximately £2m coming through in FY06.

Principally as a result of the exceptional charges, there was a loss after tax for the quarter of £2.9m compared to a profit of £1.4m in Q104.

Net debt of £98.7m was £31.7m lower than at the end of Q104. Compared to 2 October 2004 net debt was £7.4m higher, principally reflecting interest payments of £5.3m and capital expenditure of £4.7m. Net debt was reduced by £4.2m as a result of favourable foreign exchange movements.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment (“GFSE”) comprises our food service operations in North America, which contribute approximately 75% of our GFSE annual turnover, and those in Europe/Asia.

Turnover £m	Q105	Q104	FX	Like-for-like Q104%
Food Service Equipment -
North America	93.3	90.5	(7.3)	83.2	12%

Food Service Equipment -
Europe/Asia	35.1	33.8	(0.1)	33.7	4%
	128.4	124.3	(7.4)	116.9	10%

Food Service Equipment - North America like-for-like turnover was up 12% as the growth in the US market in the second half of FY04 continued. We saw increased like-for-like turnover in all significant business areas, due in part to orders in advance of our January price increases. Importantly, we benefited from a number of roll-outs of our Accelerated Cooking Technology® products.

In Europe/Asia, our European Beverage businesses had a strong quarter and the launch of our new Convotherm Plus 3 combi-ovens led to increased turnover at our distribution businesses. However, elsewhere in the UK and Continental Europe, turnover was marginally lower due to difficult market conditions and the cessation of manufacturing at our Guyon operation in France. Turnover in the European ice businesses was essentially flat.

Adjusted operating profit £m	Q105	Q104	FX	Like-for-like Q104%
Food Service Equipment -
North America	10.2	9.6	(0.7)	8.9	15%

Food Service Equipment -
Europe/Asia	0.9	1.1	0.1	1.2	(25)%
	11.1	10.7	(0.6)	10.1	10%

In Food Service Equipment - North America, most of our operating companies increased like-for-like operating profit. The benefits of increased volumes, price increases and continued focus on cost reduction and purchasing initiatives more than offset materials price inflation, particularly steel. We expect materials cost pressures to continue and we have implemented a further sales price increase effective in January 2005 to assist in mitigating these cost pressures. The comparable prior period included the benefit of a pension credit of £0.5m not repeated in the current period.

In Food Service Equipment - Europe/Asia, changes in product mix and cost pressures, particularly in the UK, more than offset the effects of improved like-for-like turnover. The Scotsman Beverage businesses enjoyed a strong quarter and the Enodis distribution companies improved performances as a result of Convotherm Plus 3 combi-oven sales. In the current period, following the cessation of manufacturing at Guyon, £0.3m of operating losses have been charged to exceptional items. We incurred increased product development costs.

Accelerated Cooking Technology®

We are experiencing growing interest from a number of major chain customers seeking to utilise products and systems that improve the speed and range of their menu offerings. Our broad range of products and our Technology Center make us ideally suited to satisfy customer needs. Accelerated Cooking Technology® products include Garland induction cook-tops and 2-sided grills, Cleveland steamers, Lincoln conveyor ovens, Garland, Merrychef and Convotherm combi-ovens, and complementary food preparation systems from Delfield.

On 7 February, Richard N Caron joined us as Chief Technology Officer. His background in executive positions in A D Little, Turbochef and the Moseley Corporation and as a former member of the US House of Representatives’ Science and Technology Committee will enhance our ability to continue to bring new solutions to the market place.

The number of field tests with customers continued to expand and several roll-outs were completed, or are underway, including the following:

•	In Q105, we shipped a number of Lincoln/Delfield equipment
packages to support the McDonald's hot deli sandwich concept for roll-out in
Australia, New Zealand and Canada and for test in the USA;

•	White Hen, one of the premier convenience retailers in metropolitan Chicago and greater Boston, placed an initial order for more than 100 Lincoln DTF ovens to support a new hot sandwich programme;

•	Enodis is pleased to work with Burger King UK and will install over 300 Convotherm AR ovens in restaurants around the country in 2005; and

•	Garland Canada recently shipped the first phase of a roll-out order for integrated pasta stations to a casual dining chain. This featured customised Delfield preparation units sold together with Garland induction cooking units.

European Restructuring

The restructuring programme announced in November 2004 is progressing in line with our expectations. In Q105 we charged exceptional costs of £5.2m in respect of redundancy costs, fixed asset and inventory write downs, vacant property costs and operating losses. We expect the majority of the programme to be finalised during the second quarter of FY05 incurring further charges, principally in respect of redundancy costs. This will bring the full year total cost, in line with plan, to approximately £6.5m with a cash impact of £4.6m.

There are three elements to the programme:
•	the closure of Guyon manufacturing in France;
•	consolidation of manufacturing for our European Beverage business in the UK from Germany; and
•	the reshaping of other UK businesses including the exiting of some minor unprofitable product lines.

We will see early benefits from this programme during the balance of the year, although we will not see the full annualised benefit, expected to be approximately £2m per annum, until FY06.

We expect that the benefits of these actions will be to increase focus on our core businesses and increase European margins.

Food Retail Equipment

Our Food Retail Equipment businesses operate predominantly in the US supplying reach-in cold stores and display cases to supermarkets and convenience stores. We also have sales/service offices in Mexico and Canada.

£m	Q105	Q104	FX	Like-for-like Q104%
Turnover	21.0	23.7	(2.0)	21.7	(3)%

Adjusted operating profit	0.3	1.3	(0.2)	1.1	(73)%

Like-for-like turnover reduced by £0.7m (3%) to £21.0m, principally due to the timing of shipments to customers. Increased sales in Mexico were offset by lower sales in the US. Continuing tough market conditions meant that pricing was competitive and as such, it was difficult to pass on increased materials costs through price increases. As a result, like-for-like operating profit was down £0.8m (73%) to £0.3m.

OTHER

Property

The charge of £0.2m related to the ongoing costs of managing our residual property portfolio. The loss in Q104 included costs arising from the phasing of contracts for our property development activities.

Interest

The interest charge for the quarter reduced by £1.8m to £2.8m as a result of lower average debt balances, lower deferred finance amortisation and reduced borrowing margins following our refinancing in Q404.

Net debt

Net debt of £98.7m was £31.7m lower than at the end of Q104, but £7.4m higher than at 2 October 2004.

In Q105, pre-exceptional operating cash outflow of £0.9m (Q104: inflow £12.1m) included a working capital outflow of £12.4m (Q104: inflow £2.0m) partially due to the timing of our period ends, increased level of trading activity and increased payments of year-end accounts payables and accruals. Cash conversion days in Q105 were broadly in line with Q104. We have increased our investment in manufacturing capital equipment incurring expenditure of £4.7m in the quarter (Q104: £2.1m). Payments of interest and tax of £5.3m (Q104: £7.1m) and £1.1m (Q104: £1.5m) respectively, were partially offset by £4.2m of favourable foreign exchange movements (Q104: £7.9m).

Earnings per share

Adjusted diluted earnings per share were 1.3p (Q104: 0.9p). The basic loss per share was 0.7p (Q104: earnings per share 0.3p).

Dividends

The Board previously stated its intention to reinstate the payment of dividends when it is financially prudent to do so. To achieve this, certain shareholder and court consents have to be obtained to approve a corporate restructuring of the Group to create distributable reserves. We have commenced this process and expect to incur exceptional costs of approximately £2m this financial year. In the absence of unforeseen circumstances, it is the Board’s intention to reinstate dividends in 2006.

Sale of Vent Master

On 3 February 2005, we exchanged contracts with the Halton Group for the sale of the Group’s Vent Master businesses. The transaction is expected to complete on 4 March 2005 when the Group is due to receive consideration of £3.2m ($6m) in cash. We expect the exceptional loss on disposal to be approximately £6.6m due to goodwill previously written off to reserves. We expect the benefit of this disposal will be to increase focus on our core businesses.

Enodis and Halton have also announced a strategic alliance including specific supply and development agreements along with an overall vision of creating high performance kitchens. Halton will provide the technologies for climate controlled, environmentally friendly indoor air systems and Enodis will continue to develop small footprint Accelerated Cooking Technology® systems creating high performance kitchens that are profitable for restaurant operators.

Foreign exchange

The Group presents its results in sterling and is therefore exposed to the translation effects of foreign currency exchange rate movements, particularly the US dollar. As we have indicated in the past, we estimate that a one cent movement in the US dollar affects our adjusted operating profit by approximately £0.3m per annum. We therefore present like-for-like information which, adjusted for disposed businesses where relevant, removes the effects of currency exchange rate movements and gives a clearer indication of the underlying performance of the Group.

International Financial Reporting Standards (IFRS)

IFRS applies to Enodis for the first time in FY06. Our results for FY05 will therefore continue to be prepared under existing UK GAAP. We are well advanced in our plans for transitioning to IFRS. We expect differences to arise in a number of areas, the most significant being in respect of the accounting for goodwill, pensions and share options.

Sarbanes-Oxley

We are in compliance with the relevant sections of the Act which are currently in force.

Section 404, which requires increased reporting and audit of internal controls, applies to us for this financial year ending 1 October 2005.  We are working towards compliance, the costs involved in achieving compliance are significant.

OUTLOOK

The momentum we saw building during FY04 in our North American Food Service Equipment businesses has continued into Q105 resulting in increased orders and sales. Market data suggests that growth will continue in the North American food service equipment market with Quick Service Restaurants leading the way. We are starting to see some of the benefits of our recent price increases and improved volumes. These factors, combined with our continued focus on cost reduction and purchasing initiatives, should mitigate future materials inflation pressure.

In Food Service Equipment - Europe/Asia, markets remain challenging and it is difficult to offset materials inflation through price increases. However, we expect to see early benefits from our restructuring programme during the current year with the full benefit coming through in FY06.

In Food Retail Equipment, we are beginning to see increased order rates but difficult market conditions reduce our ability to offset the effect of inflationary cost pressures through price increases.

There are a number of exciting opportunities for our Accelerated Cooking Technology® products where we see demand for testing and roll-outs increasing with a number of major chains both in the QSR and convenience store sectors.

In Q205, as a result of increased volumes and price increases, we expect to see increased like-for-like turnover compared to Q204, particularly in Food Service Equipment - North America, our largest business. We do not anticipate significant product roll-outs in this quarter. The associated contribution will be reduced by increased investments in product development and marketing, materials cost inflation and increased costs of compliance with the requirements of Sarbanes Oxley.

Overall, for the full year ending 1 October 2005, we expect to continue to make steady progress and we remain on track to meet our expectations for FY05.

D.S. McCulloch
Chief Executive Officer
15 February 2005

Group profit and loss account
13 weeks to 1 January 2005

		13 weeks to 1 January 2005			13 weeks to 27 December 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Turnover
Food Equipment		149.4	-	149.4	148.0	-	148.0
Property		-	-	-	0.3	-	0.3

Total turnover	2	149.4	-	149.4	148.3	-	148.3

Operating profit/(loss) before goodwill amortisation
Food Equipment		11.4	(5.2)	6.2	12.0	-	12.0
Property		(0.2)	-	(0.2)	(0.7)	-	(0.7)
Corporate costs		(2.2)	-	(2.2)	(2.3)	-	(2.3)
		9.0	(5.2)	3.8	9.0	-	9.0

Goodwill amortisation		(2.9)	-	(2.9)	(3.2)	-	(3.2)
Operating profit/(loss)	3	6.1	(5.2)	0.9	5.8	-	5.8

Profit /(loss) on disposal of business		-	-	-	-	0.9	0.9
Profit/(loss) on ordinary activities before interest and taxation		6.1	(5.2)	0.9	5.8	0.9	6.7

Net interest payable and similar charges		(2.8)	-	(2.8)	(4.6)	-	(4.6)
Profit/(loss) on ordinary activities before taxation		3.3	(5.2)	(1.9)	1.2	0.9	2.1

Tax on profit/(loss) on ordinary activities	5	(1.0)	-	(1.0)	(0.7)	-	(0.7)
Profit/(loss) on ordinary activities after taxation		2.3	(5.2)	(2.9)	0.5	0.9	1.4

Equity minority interest		(0.1)	-	(0.1)	-	-	-
Retained profit/(loss)		2.2	(5.2)	(3.0)	0.5	0.9	1.4

Earnings/(loss) per share (pence)	6			Pence (Unaudited)			Pence (Unaudited)

Basic earnings/(loss) per share				(0.7)			0.3
Adjusted basic earnings per share				1.3			0.9
Diluted earnings/(loss) per share				(0.7)			0.3
Adjusted diluted earnings per share				1.3			0.9

Group statement of total recognised gains and losses				13 weeks to 1 January 2005 £m (Unaudited)			13 weeks to 27 December 2003 £m (Unaudited)

Retained profit/(loss)			(3.0)				1.4
Currency translation differences on foreign currency net investments			(9.8)				(7.2)

Total recognised gains and losses for the period			(12.8)				(5.8)

Group profit and loss account
53 weeks to 2 October 2004
		53 weeks to 2 October 2004
		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m
Turnover
Food Equipment		644.7	-	644.7
Property		11.4	-	11.4

Total Turnover	2	656.1	-	656.1

Operating profit/(loss) before goodwill amortisation
Food Equipment		65.1	-	65.1
Property		2.7	-	2.7
Corporate costs		(10.5)	(3.2)	(13.7)
		57.3	(3.2)	54.1

Goodwill amortisation		(12.2)	-	(12.2)
Operating profit/(loss)	3	45.1	(3.2)	41.9
Profit /(loss) on disposal of business	4	-	2.2	2.2
Profit/(loss) on ordinary activities before interest and taxation		45.1	(1.0)	44.1

Net interest payable and similar charges		(16.1)	(2.7)	(18.8)
Profit/(loss) on ordinary activities before taxation		29.0	(3.7)	25.3
Tax on profit/(loss) on ordinary activities	5	17.5	1.2	18.7
Profit/(loss) on ordinary activities after taxation		46.5	(2.5)	44.0

Equity minority interests		(0.1)	-	(0.1)
Retained profit/(loss)		46.4	(2.5)	43.9

Earnings per share (pence)	6			Pence

Basic earnings per share				11.0
Adjusted basic earnings per share				8.7
Diluted earnings per share				10.9
Adjusted diluted earnings per share				8.6

Group statement of total recognised gains and (losses)				53 weeks to 2 October 2004
				£m

Retained profit/(loss)				43.9
Currency translation differences on foreign currency net investments				(8.2)

Total recognised gains and losses for the period				35.7

 Group balance sheet

	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m

Fixed assets
Intangible assets: Goodwill	168.9	193.4	182.3
Tangible assets	75.7	76.6	78.0
Investments	3.1	3.9	3.3
	247.7	273.9	263.6
Current assets
Stocks	83.5	74.3	83.2
Debtors	99.9	99.7	111.7
Deferred tax asset	44.8	22.2	47.2
Cash at bank and in hand	34.3	46.0	52.4
	262.5	242.2	294.5
Creditors falling due within one year
Borrowings	(2.6)	(31.0)	(7.2)
Other creditors	(156.8)	(151.9)	(183.6)
	(159.4)	(182.9)	(190.8)
Net current assets	103.1	59.3	103.7

Total assets less current liabilities	350.8	333.2	367.3

Financed by:
Creditors falling due after more than one year
Borrowings	126.0	137.9	131.9
Provisions for liabilities and charges	40.2	40.4	38.5
	166.2	178.3	170.4

Capital and reserves
Called up equity share capital	200.7	200.2	200.5
Share premium account	234.5	234.2	234.3
Profit and loss account	(248.5)	(277.2)	(235.7)
ESOP Trust	(2.4)	(2.4)	(2.4)
Equity shareholders’ funds	184.3	154.8	196.7

Equity minority interests	0.3	0.1	0.2

	350.8	333.2	367.3

Group cash flow statement

		13 weeks to	13 weeks to	53 weeks to
		1 January	27 December	2 October
		2005	2003	2004
	Notes	£m (Unaudited)	£m (Unaudited)	£m

Net cash flow from operations before exceptional items		(0.9)	12.1	75.3
Net cash flow effect of exceptional items		(0.5)	-	-

Net cash inflow/(outflow) from operating activities	(a)	(1.4)	12.1	75.3

Dividends from joint ventures		0.3	-	-

Return on investments and servicing of finance
Net interest paid		(5.3)	(7.1)	(16.7)

Taxation
Overseas and UK tax paid		(1.1)	(1.5)	(6.7)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(4.7)	(2.1)	(14.0)
Receipts from sale of tangible fixed assets		0.2	-	0.6
		(4.5)	(2.1)	(13.4)

Acquisitions and disposals
Disposal of subsidiary undertakings		-	-	(0.8)

Cash inflow/(outflow) before financing		(12.0)	1.4	37.7

Financing
Issue of share capital		0.4	-	0.4
Net increase/(decrease) in term loans and other borrowings		(7.3)	(34.0)	(63.0)
		(6.9)	(34.0)	(62.6)

Increase/(decrease) in cash in the period		(18.9)	(32.6)	(24.9)

Notes to the group cash flow statement

(a)	Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	13 weeks to 1 January 2005			13 weeks to 27 December 2003
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)

Operating profit/(loss)	6.1	(5.2)	0.9	5.8	-	5.8
Depreciation	3.0	0.3	3.3	3.0	-	3.0
Amortisation	2.9	-	2.9	3.2	-	3.2
Increase/(decrease) in provisions	(0.5)	3.7	3.2	(1.9)	-	(1.9)
(Increase)/decrease in stock	(3.4)	0.6	(2.8)	(1.4)	-	(1.4)
(Increase)/decrease in debtors	8.4	0.1	8.5	14.4	-	14.4
Increase/(decrease) in creditors	(17.4)	-	(17.4)	(11.0)	-	(11.0)
Net cash inflow/(outflow) from operating activities	(0.9)	(0.5)	(1.4)	12.1	-	12.1

	53 weeks to 2 October 2004
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m

Operating profit/(loss)	45.1	(3.2)	41.9
Depreciation	11.5	-	11.5
Amortisation	12.2	-	12.2
Increase/(decrease) in provisions	(3.3)	-	(3.3)
(Increase)/decrease in stock	(10.8)	-	(10.8)
(Increase)/decrease in debtors	2.1	-	2.1
Increase/(decrease) in creditors	18.5	3.2	21.7
Net cash inflow/(outflow) from operating activities	75.3	-	75.3

(b) Reconciliation of net cash flow to movement in net debt

	1 January	27 December	2 October
	2005	2003	2004
	£m	£m	£m
	(Unaudited)	(Unaudited)
Net debt at the start of period	(91.3)	(139.7)	(139.7)
Increase/(decrease) in net cash in the period	(18.9)	(32.6)	(24.9)
Net (increase)/decrease in other loans	7.3	34.0	63.0
Translation differences	4.2	7.9	10.3
Net debt at the end of the period	(98.7)	(130.4)	(91.3)

(c) Reconciliation of net debt to balance sheet

	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m

Cash at bank and in hand	34.3	46.0	52.4
Current borrowing	(2.6)	(31.0)	(7.2)
Exclude current proportion of deferred financing costs	(0.7)	(1.9)	(0.7)
	31.0	13.1	44.5
103/8% senior subordinated notes	(100.0)	(100.0)	(100.0)
Long-term debt	(24.6)	(36.5)	(30.5)
Long-term lease obligations	(1.4)	(1.4)	(1.4)
Exclude long-term proportion of deferred financing costs	(3.7)	(5.6)	(3.9)
Net debt at end of period	(98.7)	(130.4)	(91.3)

Notes to the financial statements.

1. Basis of Preparation

The accompanying condensed consolidated financial statements (“quarterly financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The quarterly financial statements are unaudited but include all adjustments which management considers necessary for a fair presentation of the Group (Enodis plc and subsidiary undertakings) for the 13 week periods ended 1 January 2005 and 27 December 2003 and the operating results and cash flows for these periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the 13 weeks ended 1 January 2005 may not necessarily be indicative of the operating results that may be achieved for the 52 week period ending 1 October 2005.

The quarterly financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the period ended 2 October 2004. Therefore, these quarterly financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s 2004 Annual Report.

UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 9 to these quarterly financial statements.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 53 weeks to 2 October 2004 are based upon the 2004 Annual Report but do not comprise statutory accounts for that period. The audited financial statements will be delivered to the Registrar of Companies following approval at the Annual General Meeting of the Company on 16 February 2005. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 13 week period to 1 January 2005 and 27 December 2003 have been extracted from underlying accounting records and have not been audited.

2. Turnover

	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	£m	£m	£m
	(Unaudited)	(Unaudited)

Food Service Equipment - North America	93.3	90.5	395.9
Food Service Equipment - Europe/Asia	35.1	33.8	145.3
Global Food Service Equipment	128.4	124.3	541.2
Food Retail Equipment	21.0	23.7	103.5
Food Equipment	149.4	148.0	644.7
Property	-	0.3	11.4
	149.4	148.3	656.1

Notes to the financial statements (continued)

3. Operating profit/(loss)

	13 weeks to 1 January 2005			13 weeks to 27 December 2003
	Before exceptional items	Exceptional Items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)

Food Service Equipment - North America	10.2	-	10.2	9.6	-	9.6
Food Service Equipment - Europe/Asia	0.9	(5.2)	(4.3)	1.1	-	1.1
Global Food Service Equipment	11.1	(5.2)	5.9	10.7	-	10.7
Food Retail Equipment	0.3	-	0.3	1.3	-	1.3
	11.4	(5.2)	6.2	12.0	-	12.0
Food Equipment goodwill amortisation	(2.9)	-	(2.9)	(3.2)	-	(3.2)
Food Equipment	8.5	(5.2)	3.3	8.8	-	8.8
Property	(0.2)	-	(0.2)	(0.7)	-	(0.7)
Corporate costs	(2.2)	-	(2.2)	(2.3)	-	(2.3)
	6.1	(5.2)	0.9	5.8	-	5.8

	53 weeks to 2 October 2004
	Before exceptional items	Exceptional Items (note 4)	Total
	£m	£m	£m

Food Service Equipment - North America	51.3	-	51.3
Food Service Equipment - Europe/Asia	6.7	-	6.7
Global Food Service Equipment	58.0	-	58.0
Food Retail Equipment	7.1	-	7.1
	65.1	-	65.1
Food Equipment goodwill amortisation	(12.2)	-	(12.2)
Food Equipment	52.9	-	52.9
Property	2.7	-	2.7
Corporate costs	(10.5)	(3.2)	(13.7)
	45.1	(3.2)	41.9

4. Exceptional items

(a) Operating exceptional items	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m
Restructuring costs	5.2	-	-
Litigation costs	-	-	3.2

Operating exceptional items	5.2	-	3.2

2005

Restructuring costs of £5.2m relate to the European restructuring programme initiated and announced in November 2004 and represent the costs of rationalising manufacturing capacity at three locations. The restructuring includes the redundancy costs of 140 people, charges relating to the write down of fixed assets and inventory, vacant property costs and operating losses from the date of the programme announcement to the date of completion. At the end of the period the remaining provision, principally in respect of redundancy costs, was £3.5m.

Notes to the financial statements (continued)

4. Exceptional items (continued)

2004

Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37m paid by Consolidated to Enodis Group between 1988 and 1998. On 28 July 2004, the Bankruptcy Court for the Northern District of Indiana issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and held that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the Trustee was entitled to recover $30m paid by Consolidated, plus prejudgement interest, for a total of approximately $43m. This judgement is in addition to the summary judgement issued by the United States District Court for the Northern District of Indiana previously discussed in our 2003 Annual Report in the amount of approximately $8.6m. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. The Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful. As a result of the decision to appeal, the Group reassessed its accruals for legal costs for defending the claims and provided a further £3.2m (2003: £3.1m).

(b) Disposal of businesses	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m

Profit/(loss) on disposals	-	0.9	2.2

2004

In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposal of two of its subsidiaries expired. As a result, accruals of £0.9m and £1.3m were credited to the profit and loss account in Q104 and Q204 respectively.

(c) Net interest payable and similar charges	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m
Deferred financing fees	-	-	2.7

	-	-	2.7

Deferred finance fees written off of £2.7m relate to amounts previously capitalised in respect of the senior credit facility that was replaced by the Group’s refinancing that was completed on 17 September 2004.

Notes to the financial statements (continued)

5. Taxation

(a) Analysis of charge in period	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m

The tax charge for the current period comprised:
UK taxation at 30% (2004:30%)	-	-	-
Foreign taxation - current year	1.0	0.7	7.1
- prior year	-	-	(0.7)
	1.0	0.7	6.4
Deferred taxation	-	-	(23.9)
	1.0	0.7	(17.5)
Tax relief on exceptional items	-	-	(1.2)
	1.0	0.7	(18.7)

(b) The Group’s effective tax rate benefits from the effect of tax losses brought forward.
(c) For the 53 weeks ended 2 October 2004, the tax relief on exceptional items includes a deferred tax benefit of £1.1m and a current tax benefit of £0.1m.

6. Earnings per share

	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	(Unaudited)	(Unaudited)
	£m	£m	£m

Retained profit/(loss) attributable to shareholders	(3.0)	1.4	43.9

	m	m	m

Basic weighted average number of shares	400.0	399.2	399.6
Dilutive number of shares from executive share option schemes	3.3	1.5	2.3
Diluted weighted average number of shares	403.3	400.7	401.9

	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	(Unaudited)	(Unaudited)
	Pence	Pence	Pence

Basic earnings/(loss) per share	(0.7)	0.3	11.0
Effect per share of:
Exceptional items	1.3	(0.2)	0.6
Goodwill amortisation	0.7	0.8	3.1
Pre-exceptional deferred taxation	-	-	(6.0)
Adjusted basic earnings per share	1.3	0.9	8.7

Diluted earnings/(loss) per share	(0.7)	0.3	10.9
Effect per share of:
Exceptional items	1.3	(0.2)	0.6
Goodwill amortisation	0.7	0.8	3.1
Pre-exceptional deferred taxation	-	-	(6.0)
Adjusted diluted earnings per share	1.3	0.9	8.6

Adjusted earnings per share before exceptional items (note 4), goodwill amortisation and deferred taxation are disclosed to reflect the underlying performance of the Group.

Notes to the financial statements (continued)

7. Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling, principally US dollars, have been translated at the following rates:

	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004

Average exchange Rate £1= US$	1.88	1.71	1.79
Closing exchange Rate £1 =US$	1.92	1.78	1.80

8. Post balance sheet event

On 3 February 2005 contracts were exchanged for the sale of the Group’s Vent Master businesses in Europe and North America which is expected to complete on 4 March 2005. The Group is due to receive consideration of £3.2m and is expected to realise a loss on disposal of approximately £6.6m after writing off goodwill of £8.0m previously charged against reserves.

9. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP.

	13 weeks to	13 weeks to	53 weeks to
	1 January	27 December	2 October
	2005	2003	2004
	£m (Unaudited)	£m (Unaudited)	£m

Retained profit/(loss) in accordance with UK GAAP	(3.0)	1.4	43.9
Items increasing/(decreasing) UK GAAP operating profit/(loss) (*):
- Goodwill amortisation	2.9	3.2	12.1
- Pension costs	(0.4)	(0.1)	(3.2)
- Deferred taxation	0.1	(1.6)	(25.9)
- Restructuring costs	1.8	(0.8)	(0.7)
- Other	0.5	0.2	(0.7)

Net profit/(loss) in accordance with US GAAP	1.9	2.3	25.5

Net profit/(loss) in accordance with US GAAP is represented by:
Continuing operations	2.1	2.5	25.9
Discontinued operations	(0.2)	(0.2)	(0.4)
Net profit/(loss) in accordance with US GAAP	1.9	2.3	25.5

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences
A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the Group’s Annual Report as of 2 October 2004. There have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements except as it relates to the restructuring charges recorded in the quarter and the expected disposal of Vent Master. In respect of the restructuring charges, the difference between UK and US GAAP primarily relates to the timing of the recognition of certain components of the charge. In respect of the expected disposal of Vent Master, there is a presentation difference as the entity would be considered a discontinued operation under US GAAP. As such the operations would be disclosed in a single line item below operating income and net of tax. In the balance sheet, Vent Master’s assets and liabilities would be classified in a single line item within the respective section and described as assets/liabilities held for sale.

Other unaudited financial information

(i)    Reconciliation of like-for-like information for the 13 weeks to 1 January 2005

	13 weeks to 1 January 2005	13 weeks to 27 December 2003	Effect of Foreign Exchange	Like-for-like 27 December 2003	Like-for-like Increase/ (decrease)

a) Turnover	£m	£m	£m	£m	%
Food Service Equipment - North America	93.3	90.5	(7.3)	83.2	12
Food Service Equipment - Europe/Asia	35.1	33.8	(0.1)	33.7	4

Global Food Service Equipment	128.4	124.3	(7.4)	116.9	10

Food Retail Equipment	21.0	23.7	(2.0)	21.7	(3)

Food Equipment	149.4	148.0	(9.4)	138.6	8

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	10.2	9.6	(0.7)	8.9	15
Food Service Equipment - Europe/Asia	0.9	1.1	0.1	1.2	(25)

Global Food Service Equipment	11.1	10.7	(0.6)	10.1	10

Food Retail Equipment	0.3	1.3	(0.2)	1.1	(73)

Food Equipment	11.4	12.0	(0.8)	11.2	2

(ii) Reconciliation of non-UK GAAP measures

	13 weeks to 1 January 2005	13 weeks to 27 December 2003	53 weeks to 2 October 2004
	£m	£m	£m
a) Adjusted operating profit/(loss)
Operating profit/(loss) Add back:	0.9	5.8	41.9
Goodwill amortisation	2.9	3.2	12.2
Exceptional (profit)/loss	5.2	-	3.2

Adjusted operating profit/(loss)	9.0	9.0	57.3

b) Adjusted profit/(loss) before tax
Profit/(loss) before tax Add back:	(1.9)	2.1	25.3
Goodwill amortisation	2.9	3.2	12.2
Exceptional (profit)/loss	5.2	(0.9)	3.7

Adjusted profit/(loss) before tax	6.2	4.4	41.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our quarterly financial statements included with this document, as well as our audited Fiscal 2004 financial statements and the discussions in Item 3, Item 5, Item 8 and Item 11 of our Annual Report on Form 20-F for Fiscal 2004.

Our financial statements are prepared in accordance with U.K. GAAP, which differs from U.S. GAAP. A summary of the adjustments to retained profit/(loss) for the period, required when reconciling the amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, is presented in Note 9 to the financial statements included with this document.

Throughout this document, the 13 weeks ended January 1, 2005 and December 27, 2003 are called “1st Quarter 2005” and “1st Quarter 2004” respectively. The 52 weeks ending October 1, 2005 are called “Fiscal 2005”, and the 53 weeks ended October 2, 2004 are called “Fiscal 2004”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussions of turnover and operating profit/(loss) before exceptional items, we use the terms “comparable turnover” and “comparable operating profit” to refer to measures of turnover and operating profits that reflect adjustments to our results to eliminate the effects of foreign exchange rate movements arising on translation of our overseas results into pounds sterling. The effects of foreign exchange rate movements are calculated by retranslating prior period results at rates used to translate current period results into pounds sterling, and we provide reconciliations for all comparable turnover and operating profit amounts to the most directly comparable U.K. GAAP measure. Management uses comparable information to measure the underlying trends of the business and monitor performance because we believe that these comparable financial measures give a helpful view of our results and facilitate comparisons from period to period in light of the variable effect of foreign exchange rate movements. The comparable results should not be regarded as a replacement for corresponding U.K. GAAP measures. Additionally, we note that “comparable turnover” and “comparable operating profit” as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

Overview

We operate in three reporting segments: global food service equipment (85.9% of turnover in 1st Quarter 2005), food retail equipment (14.1% of turnover in 1st Quarter 2005) and property (0% of turnover in 1st Quarter 2005). 76.5% of our turnover was generated from our operations in North America during 1st Quarter 2005, and therefore our trading activities are primarily undertaken in U.S. dollars.

Total turnover in 1st Quarter 2005 was £149.4 million compared to £148.3 million in 1st Quarter 2004. Comparable turnover increased by 7.6% or £10.5 million in 1st Quarter 2005 compared to 1st Quarter 2004 due to increased volumes and price increases. Turnover was reduced by the effect of £9.4 million of adverse foreign exchange rate movements which impacted the translation of our overseas results, particularly our U.S. dollar results.

Total operating profit before exceptional items in 1st Quarter 2005 increased by 5.2% to £6.1 million compared to £5.8 million in 1st Quarter 2004 as the effects of improved turnover, cost reduction measures and reduced property losses offset materials inflation and £0.4 million of adverse foreign exchange rate movements that impacted the translation of our overseas results.

In November 2004 we announced and initiated a European restructuring program to increase focus and improve efficiency. This program is progressing in line with our expectations. In 1st Quarter 2005 we charged exceptional costs of £5.2 million in respect of redundancy costs, fixed asset and working capital write downs, vacant property costs and operating losses. We expect the majority of the program to be finalized during 2nd Quarter 2005 incurring further charges, principally in respect of redundancy costs. This will bring the full year total cost, in line with plan, to approximately £6.5 million with a cash impact of approximately £4.6 million.

Net debt at January 1, 2005 was £98.7 million, an increase of £7.4 million when compared to £91.3 million at the end of Fiscal 2004, as described under “Liquidity and Capital Resources” below.

During 1st Quarter 2005, we had a net cash outflow of £18.9 million as we used cash on hand to repay loans, fund our operating activities and continue our program of capital expenditure. This is discussed in more detail under “Historical Cash Flows” below.

On February 3, 2005, we entered into agreements with the Halton Group for the sale of our Vent Master businesses that have operations in North America and the U.K. The transaction is expected to complete on 4 March 2005. The consideration for the transaction is due to be £3.2 million ($6 million) in cash. We expect the exceptional loss on disposal to be approximately £6.6 million ($12.5 million) due to previously written off goodwill. We expect the benefit of this disposal will be to increase focus on our core businesses. In Fiscal 2004, our ventilation businesses generated turnover of £12.7 million and made a pre-tax operating loss of £0.4 million.

Current Financial and Trend Information

The momentum we saw building during Fiscal 2004 in our North American Food Service Equipment businesses has continued into 1st Quarter 2005 resulting in increased orders and sales. Market data suggests that growth will continue in the North American food service equipment market with Quick Service Restaurants (“QSR”) leading the way. We are starting to see some of the benefits of our recent price increases and improved volumes. These factors, combined with our continued focus on cost reduction and purchasing initiatives, should mitigate future materials inflation pressure.

In Food Service Equipment - Europe/Asia, markets remain challenging and it is difficult to offset materials inflation through price increases. However, we expect to see early benefits from our restructuring program during Fiscal 2005 with the full benefit coming through in Fiscal 2006.

In Food Retail Equipment, we are beginning to see increased order rates but difficult market conditions reduce our ability to offset the effect of inflationary cost pressures through price increases.

In 2nd Quarter 2005 as a result of increased volumes and price increases, we expect to see increased comparable turnover compared to 2nd Quarter 2004, particularly in Food Service Equipment - North America, our largest business. We do not anticipate significant product roll-outs in this quarter. The associated contribution will be reduced by increased investments in product development and marketing, materials cost inflation and increased costs of compliance with the requirements of Sarbanes Oxley.

Overall, for the fiscal year ending 1 October 2005, we expect to continue to make steady progress and we remain on track to meet our expectations for Fiscal 2005.

Results of Continuing Operations

The following table sets forth our consolidated profit and loss accounts for 1st Quarter 2005 and 1st Quarter 2004.
	1st Quarter 2005	1st Quarter 2004	% Change*
Turnover:	(£ in millions, except percentages)
Global Food Service Equipment	£128.4	£124.3	3.3%
Food Retail Equipment	21.0	23.7	(11.4%)
Property	-	0.3	(100.0%)

Total turnover	149.4	148.3	0.7%
Operating profit/(loss) before exceptional items:
Global Food Service Equipment	11.1	10.7	3.7%
Food Retail Equipment	0.3	1.3	(76.9%)
Property	(0.2)	(0.7)	71.4%
Goodwill amortization	(2.9)	(3.2)	9.4%
Corporate costs	(2.2)	(2.3)	4.3%

Total operating profit before exceptional items	6.1	5.8	5.2%
Operating exceptional items	(5.2)	-	n/m

Operating profit	0.9	5.8	(84.5%)
Profit on disposal of businesses	-	0.9	(100.0%)
Net interest payable and similar charges	(2.8)	(4.6)	39.1%

(Loss)/profit on ordinary activities before taxation	(1.9)	2.1	n/m
Tax on (loss)/profit on ordinary activities	(1.0)	(0.7)	(42.9%)
Equity minority interest	(0.1)	-	n/m

(Loss)/profit for the period	£(3.0)	£1.4	n/m

* - Favorable/(adverse)
n/m - Not meaningful

1st Quarter 2005 compared to 1st Quarter 2004

Turnover
Total turnover increased by £1.1 million, or 0.7%, to £149.4 million in 1st Quarter 2005 from £148.3 million in 1st Quarter 2004. The reasons for this increase are analyzed in the tables and discussions below.

The following table sets forth a summary reconciliation of our turnover to comparable turnover for our reportable segments.

	1st Quarter 2005	1st Quarter 2004	Foreign Exchange	Comparable 1st Quarter 2004	Comparable change
	(£ in millions, except percentages)
Global Food Service Equipment	£128.4	£124.3	£(7.4)	£116.9	£11.5	9.8%
Food Retail Equipment	21.0	23.7	(2.0)	21.7	(0.7)	(3.2%)
Property	-	0.3	-	0.3	(0.3)	(100.0%)
	£149.4	£148.3	£(9.4)	£138.9	£10.5	7.6%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover for our Global Food Service Equipment segment and shows these amounts as a percentage of turnover from the segment.

	1st Quarter 2005		1st Quarter 2004		Change
	(£ in millions, except percentages)
North America	£93.3	72.7%	£90.5	72.8%	£2.8	3.1%
Europe/Asia	35.1	27.3%	33.8	27.2%	1.3	3.8%
Total Global Food Service Equipment	£128.4	100.0%	£124.3	100.0%	£4.1	3.3%

The following table sets forth, by geographical region, a summary reconciliation of our turnover to comparable turnover from our Global Food Service Equipment segment.

	1st Quarter 2005	1st Quarter 2004	Foreign Exchange	Comparable 1st Quarter 2004	Comparable change
	(£ in millions, except percentages)
North America	£93.3	£90.5	£(7.3)	£83.2	£10.1	12.1%
Europe/Asia	35.1	33.8	(0.1)	33.7	1.4	4.2%
Total Global Food Service Equipment	£128.4	£124.3	£(7.4)	£116.9	£11.5	9.8%

In our North American operations, we saw increased comparable turnover in all significant business areas as our customers change their menu offerings and continue with their capital expenditure programs. We benefited from a number of roll-outs of our core ice products and of our Accelerated Cooking Technology® products resulting in the majority of the comparable turnover increase. For example, in 1st Quarter 2005, we shipped a number of Lincoln/Delfield equipment packages to support the McDonald's hot deli sandwich concept for roll-out in Australia, New Zealand and Canada and for test in the U.S.

Comparable turnover from Europe/Asia increased by £1.4 million in 1st Quarter 2005 compared to 1st Quarter 2004. Our European Beverage businesses had a strong quarter as a result of sales of new products, and the launch of our new Convotherm Plus 3 combi-ovens led to increased turnover at our distribution businesses. However, elsewhere in the U.K. and Continental Europe turnover was marginally lower due to difficult market conditions and the cessation of manufacturing at our Guyon operation in France. Turnover in the European ice businesses was essentially flat.

Food Retail Equipment. The decrease in comparable turnover of £0.7 million from 1st Quarter 2004 to 1st Quarter 2005 was principally due to the timing of shipments to customers. Increased sales in Mexico, attributable to increased demand from large supermarket chains, were offset by lower sales in the US, as customers deferred orders to later periods. Continuing tough market conditions meant that pricing was competitive and, as such, it was difficult to pass on increased materials costs through price increases.

Property. There were no sales of property in 1st Quarter 2005 compared to £0.3 million turnover for 1st Quarter 2004 from our Property segment. During 1st Quarter 2004 we sold a small unit at a residual property development in Coventry, England. We expect the annual turnover and profits from our property development operations to reduce over time as less profitable plots of land are sold.

Operating Profit/(Loss) before Exceptional Items

Operating profit before exceptional items increased by £0.3 million, or 5.2%, to £6.1 million in 1st Quarter 2005 from £5.8 million in 1st Quarter 2004. The reasons for this increase are analyzed below.

The following table sets forth a summary reconciliation of operating profit before goodwill amortization and exceptional items to comparable operating profit before goodwill amortization and exceptional items for our reportable segments:

	1st Quarter 2005	1st Quarter 2004	Foreign Exchange	Comparable 1st Quarter 2004	Comparable change
	(£ in millions, except percentages)
Global Food Service Equipment	£11.1	£10.7	£(0.6)	£10.1	£1.0	9.9%
Food Retail Equipment	0.3	1.3	(0.2)	1.1	(0.8)	(72.7%)
Property	(0.2)	(0.7)	-	(0.7)	0.5	71.4%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items for our Global Food Service Equipment segment and shows these amounts as a percentage of operating profits from continuing operations for the segment.

	1st Quarter 2005		1st Quarter 2004		Change
	(£ in millions, except percentages)
North America	£10.2	91.9%	£9.6	89.7%	£0.6	6.3%
Europe/Asia	0.9	8.1%	1.1	10.3%	(0.2)	(18.2%)
Total Global Food Service Equipment	£11.1	100.0%	£10.7	100.0%	£0.4	3.7%

The following table sets forth, by geographical region, a summary reconciliation of operating profit before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	1st Quarter 2005	1st Quarter 2004	Foreign Exchange	Comparable 1st Quarter 2004	Comparable change
	(£ in millions, except percentages)
North America	£10.2	£9.6	£(0.7)	£8.9	£1.3	14.6%
Europe/Asia	0.9	1.1	0.1	1.2	(0.3)	(25.0%)
Total Global Food Service Equipment	£11.1	£10.7	£(0.6)	£10.1	£1.0	9.9%

Our North American comparable operating profit increased by 14.6% or £1.3 million to £10.2 million in 1st Quarter 2005 from £8.9 million in 1st Quarter 2004. Most of our North American operating companies increased comparable operating profit. The benefits of increased volumes, price increases and continued focus on cost reduction and purchasing initiatives more than offset materials price inflation, particularly steel. We expect materials cost pressures to continue and we have implemented a further sales price increase effective in January 2005 to assist in countering these cost pressures. 1st Quarter 2004 included the benefit of a pension credit of £0.5 million not repeated in 1st Quarter 2005.

Comparable operating profit in Europe/Asia decreased by £0.3 million, or 25.0%, to £0.9 million in 1st Quarter 2005 from £1.2 million in 1st Quarter 2004. Changes in product mix and cost pressures, particularly in the U.K., more than offset the effects of improved comparable turnover. The Scotsman Beverage businesses enjoyed a strong quarter and the Enodis distribution companies improved performances as a result of Convotherm Plus 3 combi-oven sales. In the current period, following the cessation of manufacturing at Guyon, £0.3m of operating losses have been charged to exceptional items. We also incurred increased product development costs.

Food Retail Equipment. The decrease in comparable operating profit during 1st Quarter 2005 was attributable to the effect of lower volumes and increased materials inflation in a market where it is difficult to mitigate cost pressures through price increases.

Property. A loss of £0.2 million in 1st Quarter 2005 compares to a loss of £0.7 million in 1st Quarter 2004 and related to the ongoing costs of managing our residual property portfolio. The loss in 1st Quarter 2004 included costs arising from the phasing of contracts for our property development activities.

Operating Exceptional Items. The European restructuring program that we announced in November 2004 is progressing in line with our expectations, and in 1st Quarter 2005 we charged exceptional costs of £5.2 million principally in respect of redundancy costs for 140 people but also for fixed asset and working capital write downs, vacant property costs and operating losses. We expect the majority of the program to be finalized during 2nd Quarter 2005 incurring further charges, principally in respect of redundancy costs, bringing the full year total cost, in line with plan, to approximately £6.5 million with a cash impact of approximately £4.6 million.

There are three elements to the program namely, the closure of Guyon manufacturing in France; the consolidation of manufacturing for our European Beverage business in the UK from Germany; and the reshaping of other U.K. businesses, including the exit of some minor unprofitable product lines.

We will see some of the benefits of this program during the balance of Fiscal 2005, although we will not see the full annualized benefit, expected to be approximately £2 million per annum, until Fiscal 2006. We expect that the benefits of the program will be to increase our focus on our core businesses and improve European margins.

Profit on Disposal of Businesses. We recognized no profit on disposal of businesses during 1st Quarter 2005 compared to £0.9 million during 1st Quarter 2004. The 1st Quarter 2004 profit arose due to the expiration or release from warranties and indemnities that were given at the time of the disposals of certain non-core businesses.

Net Interest Payable and Similar Expenses. Net interest payable and similar expenses totaled £2.8 million during 1st Quarter 2005 compared with £4.6 million in 1st Quarter 2004. The decrease from 1st Quarter 2004 is the result of lower average net debt balances of £95.0 million in 1st Quarter 2005 compared to £135.1 million in 1st Quarter 2004. We incurred  lower finance charges on our new revolving credit facility, which was entered into during September 2004, as the interest rate declined from around 7% in 1st Quarter 2004 to around 4% in 1st Quarter 2005, lower deferred finance amortization charges and the favorable effect of foreign exchange rate movements.

Tax on Profit/(Loss) on Ordinary Activities. Due to increased taxable profits in a number of jurisdictions where we do not have the benefit of brought forward tax losses, our tax charge increased by £0.3 million from 1st Quarter 2004 to £1.0 million in 1st Quarter 2005. Our effective tax rate in 1st Quarter 2005 was a charge of 52.6% compared to a charge of 33.3% in 1st Quarter 2004. Excluding the effect of goodwill amortisation and exceptional items, which in 1st Quarter 2005 occurred in jurisdictions where we will receive no tax benefit, the effective tax rate in 1st Quarter 2005 was 16.1% compared to 15.9% in 1st Quarter 2004. The effective rate is lower than the statutory rate in the U.S., the jurisdiction where we earn the majority of our taxable profit, because we benefit from the effect of brought forward tax losses.

U.S. GAAP Reconciliation
Net profit under U.S. GAAP for 1st Quarter 2005 was £1.9 million compared to a loss of £3.0 million for the same period under U.K. GAAP. For 1st Quarter 2005 the significant differences when reconciling from U.K. GAAP to U.S. GAAP related to a reversal of goodwill amortization of £2.9 million, lower charges with respect to restructuring of £1.8 million and higher pension costs of £0.4 million under U.S. GAAP.

Net profit under U.S. GAAP for 1st Quarter 2004 was £2.3 million compared to a profit of £1.4 million for the same period under U.K. GAAP. For 1st Quarter 2004 the significant differences when reconciling from U.K. GAAP to U.S. GAAP related to a reversal of goodwill amortization of £3.2 million and an increased deferred taxation charge of £1.6 million under U.S. GAAP.

Liquidity and Capital Resources
Our net debt increased by £7.4 million to £98.7 million at January 1, 2005 from £91.3 million at October 2, 2004. Our increase in net debt during 1st Quarter 2005 was partially offset by £4.2 million arising from favorable foreign exchange rate movements.

On January 1, 2005, we had £34.3 million of cash and cash equivalents compared to £52.4 million at the end of Fiscal 2004. During 1st Quarter 2005, we used £18.9 million of cash, to repay £7.3 million on our loans, £12.9 million to fund our operating activities and £4.7 million for capital expenditures, among other items, partially offset by £0.4 million provided by the issuance of share capital and £0.8 million from the effects of foreign exchange rate movements. See discussion of “Historical Cash Flows” below.

As of January 1, 2005, we had £54.6 million of borrowing availability under our credit facilities compared to £54.4 million as of the end of Fiscal 2004. Borrowing availability under our senior credit facility is conditioned upon our ongoing compliance with financial covenants and non-financial restrictions set forth in our facility agreements. Details of these conditions are discussed in Item 3 of our Annual Report on Form 20-F for Fiscal 2004. Based on cash on hand and cash flows expected from operations, we do not expect to be in breach of these covenants and restrictions in the short or long term.

Due to the seasonality of our business the majority of our net cash inflows from operating activities generally arise during the second half of our fiscal year. On an annual basis our historical cash inflows from operating activities have more than met our requirements to fund operating activities (including research and development), tax payments, servicing of debt and net capital expenditures. Based upon our current projections, we expect that our future cash inflows will continue to meet our foreseeable funding requirements in the short and long term with the exception of any unforeseen outcomes associated with material unfavorable final judgments in the Consolidated related lawsuits.

We are also party to various contractual obligations that impact our liquidity and capital resources, including the payment of interest and the repayment of principal on our long-term debt. In addition, as part of our normal business practices, we enter into contracts with suppliers for purchases of commodities, raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. We enter into these arrangements to facilitate an adequate supply of these materials as well as to lock in to pre-determinable pricing levels. These supply contracts are typically effective for a period of 12 to 24 months. As these obligations are under executory contracts, no liability is recognized until the occurrence of a future event.

We are also subject to obligations under finance and operating leases, and from time to time we also have performance bonds in place, including those associated with the development of our land at Felsted, U.K.

Historical Cash Flows
The following table sets forth a summary of cash flow items for the periods presented:

	1st Quarter 2005	1st Quarter 2004
	(£ in millions)
Net cash (outflow)/inflow from operating activities before exceptional items	£(0.9)	£12.1
Net cash outflow from operating exceptional items	(0.5)	-
Net cash (outflow)/inflow from operating activities	(1.4)	12.1

Dividends from joint ventures	0.3	-
Return on investments and servicing of finance	(5.3)	(7.1)
Taxation	(1.1)	(1.5)
Capital expenditure and financial investment	(4.5)	(2.1)
Financing activities	(6.9)	(34.0)

Operating Activities
Compared to 1st Quarter 2004, our operating cash flow before exceptional items for 1st Quarter 2005 was £13.0 million lower. The timing of our period ends has affected our 1st Quarter 2005 operating cash flows. Additional cash receipts were collected at the end of Fiscal 2004 rather than at the beginning of 1st Quarter 2005 and this, coupled with increased payments in respect of year end accounts payable and accruals and increased trading activity, has reduced 1st Quarter 2005 operating cash flow.

Net cash used for current year operating exceptional items was £0.5 million during 1st Quarter 2005 compared to £0.0 million during 1st Quarter 2004. The operating exceptional items during 1st Quarter 2005 represented costs associated with our European restructuring program.

Return on Investment and Servicing of Finance
Our net interest payments during 1st Quarter 2005 were £5.3 million compared to £7.1 million during 1st Quarter 2004. The reduction of £1.8 million in cash paid for interest payments and servicing of debt is attributable to lower average debt balances and finance charges under our new revolving credit facility, which was entered into during September 2004.

Capital Expenditure and Financial Investment
During 1st Quarter 2005 we increased our net cash outflow for capital expenditure and financial investment by £2.4 million as we increased our investment in manufacturing capital equipment to continue our program of replacement and upgrade.

Financing Activities
Net cash outflow from financing activities was £6.9 million during 1st Quarter 2005 compared to £34.0 million during 1st Quarter 2004. In 1st Quarter 2004 we reduced our cash balances to repay outstanding loans which was offset by cash inflows of £0.4 million arising from the exercise of stock options during 1st Quarter 2005. We remain focused on reducing our net debt through our cash inflows from operating activities. We also monitor the terms of our financing arrangements to ensure that these are appropriate, and we would seek to revise these if the opportunity arose.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

February 15, 2004	By:	/s/ David McCulloch
Name: David McCulloch
Title: Chief Executive Officer